

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Johanna Mylet
Chief Financial Officer
Poseida Therapeutics, Inc.
9390 Towne Centre Drive, Suite 200
San Diego, CA 92121

      Re: Poseida Therapeutics, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 9, 2023
          File No. 001-39376

Dear Johanna Mylet:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences